Exhibit 2

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Split-up of INTER RAO UES’ subsidiary with simultaneous accession of a created company to INTER RAO UES

Moscow, November 07, 2012 - Open Joint Stock Company “INTER RAO UES” (“INTER RAO UES”, “Company”, ticker on MICEX-RTS, LSE (Reg. S): IRAO; on LSE (Rule 144 A): IRAA), the largest diversified utilities holding in Russia, announces that on November 06, 2012 the Russian legal entities’ registration authority has registered reorganization of INTER RAO UES’ subsidiary (OJSC “Bashkirenergo”) in the form of a split-up into 2 newly created companies: Joint Stock Company «Bashkirian Power Grid Company» and JSC “Bashenergoaktiv” and simultaneous accession of JSC “Bashenergoaktiv”to INTER RAO UES. On the said date the legal entities’ registration authority hasmade a record of the termination of OJSC “Bashkirenergo” activity.

Due to the accession of JSC “Bashenergoaktiv” to the Company the Russian legal entities’ registration authority has made a record of the termination of JSC “Bashenergoaktiv” activity on the same date.

As a result of the aforesaid split-up and accession the Company’s participation interest in JSC “Bashenergoaktiv” and in OJSC “Bashkirenegro” has decreased to 0%.

Furthermore, in accordance with a split-off balance sheet of OJSC “Bashkirenergo” INTER RAO UES became a sole participant of LLC “Bashkirian Generation Company” upon accession of JSC “Bashenergoaktiv” to INTER RAO UES.

The foregoing information is disclosed in compliance with the Securities Act of the Russian Federation.

For further information, please contact INTER RAO UES:

Irina Makarenko	Head of Investor Relations	+7 495 967-05-27 (ext. 2008) makarenko_ia@interrao.ru

Anton Nazarov	Head of Public Relations	+7 495 967-05-27 (ext. 2208) nazarov_aa@interrao.ru

Svetlana Chuchaeva	Head of Corporate Relations	+7 495 967-05-27 (ext.2081) chuchaeva_sy@interrao.ru

INTER RAO UES is a diversified utilities holding headquartered in Moscow and managing assets in different countries. The company produces and sells electric energy and heat, trades energy on the international market, and engineers, designs and builds generating assets. INTER RAO UES Group owns and operates approximately 32,000 MW of installed power generating capacity. INTER RAO UES corporate strategy is focused on making the company a global energy enterprise and a key player in the international energy market.

For further information see www.interrao.ru